

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 12, 2017

Justin Bailey
Chief Executive Officer
Fig Publishing, Inc.
599 Third St., Suite 211
San Francisco, CA 94107

   Re: **Fig Publishing, Inc.**
     Post-qualification Amendment to Offering Statement on Form 1-A
     Filed March 20, 2017
     File No. 024-10507

Dear Mr. Bailey:

  We have reviewed your revised post-qualification amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that "Fig's board of directors may in its discretion from time to time pay more than 85% of the allotment to holders of Fig Game Shares." Revise your disclosure to describe any provisions in your charter documents or Delaware law that would impact the board of director's ability to pay dividends in excess of the 85% rate. Further, although we note your disclosure where you state that dividends will not be declared or paid if prohibited under applicable law, please revise to briefly describe such instances.

Games Licensed, page 5

2. You identify the licensed games that are currently under development. Information on the development status and/or commercial performance of such games appears necessary to provide investors with information related to Fig Publishing's track record with regard

to selecting developers and managing the game development cycle. Expand your disclosure accordingly.

Risk Factors, page 11

3.   We note your discussion on page 50 pertaining to the limitation of liability provision contained in Section 8.4 of your license agreement. Please include a risk factor that discusses the resulting risks to holders of Fig Game Shares – Pillars of Eternity II.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735 any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services.

cc: Richard Baumann, Esq.,
        Ellenoff Grossman & Schole LLP